Fusion Telecommunications International, Inc.
                         420 Lexington Avenue, Suite 518
                            New York, New York 10170



January 31, 2005


BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Fusion Telecommunications International, Inc. (File No. 0-51131)
                           Form RW - Withdrawal

Ladies and Gentlemen:

         Pursuant to the General Rules and Regulations under the Securities Act of 1933, as amended, Fusion Telecommunications International, Inc. (the "Registrant") on January 25, 2005 erroneously submitted electronically via the EDGAR system its Form 8-A for securities to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The submission was made utilizing Form Type 8-A12G instead of Form Type 8-A12B, which is the proper submission as the Registrant is registering its securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

         No securities to be registered under the Form 8-A12B have been sold. Accordingly, we hereby respectively request, on behalf of the Registrant, the withdrawal of Form 8-A12G filed on January 25, 2005. The Registrant filed Form Type 8-A12B on January 28, 2005.

                                                     Sincerely,

                                                     /s/ Matthew D. Rosen
                                                     ----------------------
                                                     Matthew D. Rosen
                                                     President and
                                                     Chief Operating Officer